UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-31221

Total number of pages: 18

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: August 2, 2017	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa
Managing Director, Investor Relations Department

Information furnished in this form:

1.	Report filed on August 2, 2017 with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

MARCH 31, 2017 and JUNE 30, 2017

	Millions of yen
	March 31, 2017	June 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610	¥326,346
Short-term investments	301,070	200,731
Accounts receivable	239,137	158,813
Receivables held for sale	936,748	905,845
Credit card receivables	347,557	368,910
Other receivables	398,842	407,112
Allowance for doubtful accounts	(19,517)	(20,607)
Inventories	153,388	179,951
Deferred tax assets	81,025	—
Prepaid expenses and other current assets	108,412	141,797

Total current assets	2,836,272	2,668,898

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923	5,098,419
Buildings and structures	906,177	909,530
Tools, furniture and fixtures	441,513	444,249
Land	198,980	199,004
Construction in progress	204,413	216,982
Accumulated depreciation and amortization	(4,295,111)	(4,328,252)

Total property, plant and equipment, net	2,540,895	2,539,932

Non-current investments and other assets:
Investments in affiliates	373,758	375,556
Marketable securities and other investments	198,650	200,350
Intangible assets, net	608,776	602,700
Goodwill	230,971	229,905
Other assets	434,312	421,404
Deferred tax assets	229,440	307,506

Total non-current investments and other assets	2,075,907	2,137,421

Total assets	¥7,453,074	¥7,346,251

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217	¥140,170
Short-term borrowings	1,623	1,689
Accounts payable, trade	853,538	698,444
Accrued payroll	59,187	47,376
Accrued income taxes	105,997	79,380
Other current liabilities	194,494	240,272

Total current liabilities	1,275,056	1,207,331

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040	80,000
Accrued liabilities for point programs	94,639	81,944
Liability for employees’ retirement benefits	193,985	195,357
Other long-term liabilities	145,266	153,443

Total long-term liabilities	593,930	510,744

Total liabilities	1,868,986	1,718,075

Redeemable noncontrolling interests	22,942	23,145

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	326,621	326,621
Retained earnings	4,656,139	4,697,895
Accumulated other comprehensive income (loss)	24,631	26,609
Treasury stock	(426,442)	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629	5,574,363
Noncontrolling interests	30,517	30,668

Total equity	5,561,146	5,605,031

Commitments and contingencies

Total liabilities and equity	¥7,453,074	¥7,346,251

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2016 and 2017

Consolidated Statements of Income

	Millions of yen
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Operating revenues:
Telecommunications services	¥729,708	¥774,912
Equipment sales	165,753	150,600
Other operating revenues	213,209	211,184

Total operating revenues	1,108,670	1,136,696

Operating expenses:
Cost of services (exclusive of items shown separately below)	304,479	321,220
Cost of equipment sold (exclusive of items shown separately below)	154,977	162,543
Depreciation and amortization	109,715	119,029
Selling, general and administrative	240,208	255,605

Total operating expenses	809,379	858,397

Operating income	299,291	278,299

Other income (expense):
Interest expense	(240)	(98)
Interest income	155	193
Other, net	(3,914)	3,452

Total other income (expense)	(3,999)	3,547

Income before income taxes and equity in net income (losses) of affiliates	295,292	281,846

Income taxes:
Current	69,256	85,579
Deferred	20,392	(937)

Total income taxes	89,648	84,642

Income before equity in net income (losses) of affiliates	205,644	197,204

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	992	(6,662)

Net income	206,636	190,542

Less: Net (income) loss attributable to noncontrolling interests	218	(603)

Net income attributable to NTT DOCOMO, INC.	¥206,854	¥189,939

Per share data
Weighted average common shares outstanding — Basic and Diluted	3,754,094,845	3,704,585,533

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.	¥55.10	¥51.27

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Net income	¥206,636	¥190,542
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(11,821)	2,794
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(72)	(25)
Foreign currency translation adjustment, net of applicable taxes	(8,105)	(1,258)
Pension liability adjustment, net of applicable taxes	141	436

Total other comprehensive income (loss)	(19,857)	1,947

Comprehensive income	186,779	192,489

Less: Comprehensive (income) loss attributable to noncontrolling interests	423	(572)

Comprehensive income attributable to NTT DOCOMO, INC.	¥187,202	¥191,917

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE MONTHS ENDED JUNE 30, 2016 and 2017

	Millions of yen
	Three Months Ended June 30, 2016	Three Months Ended June 30, 2017
Cash flows from operating activities:
Net income	¥206,636	¥190,542
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	109,715	119,029
Deferred taxes	20,392	(937)
Loss on sale or disposal of property, plant and equipment	3,963	7,609
Inventory write-downs	4,076	1,877
Impairment loss on marketable securities and other investments	853	238
Equity in net (income) losses of affiliates (including impairment charges of investments in affiliates)	(992)	6,662
Dividends from affiliates	4,837	6,318
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	78,707	80,089
(Increase) / decrease in receivables held for sale	15,988	30,903
(Increase) / decrease in credit card receivables	(10,778)	(10,638)
(Increase) / decrease in other receivables	(3,384)	(8,308)
Increase / (decrease) in allowance for doubtful accounts	1,756	1,003
(Increase) / decrease in inventories	(21,333)	(28,488)
(Increase) / decrease in prepaid expenses and other current assets	(17,549)	(33,683)
(Increase) / decrease in non-current receivables held for sale	21,618	18,263
Increase / (decrease) in accounts payable, trade	(90,114)	(88,143)
Increase / (decrease) in accrued income taxes	(98,738)	(26,608)
Increase / (decrease) in other current liabilities	32,519	48,888
Increase / (decrease) in accrued liabilities for point programs	(7,527)	(12,695)
Increase / (decrease) in liability for employees’ retirement benefits	1,905	1,375
Increase / (decrease) in other long-term liabilities	3,782	9,719
Other, net	(12,538)	(11,828)

Net cash provided by operating activities	243,794	301,187

Cash flows from investing activities:
Purchases of property, plant and equipment	(125,769)	(128,136)
Purchases of intangible and other assets	(78,535)	(67,142)
Purchases of non-current investments	(743)	(9,705)
Proceeds from sale of non-current investments	1,611	550
Purchases of short-term investments	(5,428)	(60,344)
Redemption of short-term investments	5,546	40,509
Short-term bailment for consumption to a related party	—	(140,000)
Proceeds from redemption of short-term bailment for consumption to a related party	—	260,000
Other, net	(5,480)	(10,783)

Net cash used in investing activities	(208,798)	(115,051)

Cash flows from financing activities:
Proceeds from short-term borrowings	5,754	6,691
Repayment of short-term borrowings	(5,754)	(6,621)
Principal payments under capital lease obligations	(311)	(282)
Payments to acquire treasury stock	(54,641)	—
Dividends paid	(130,524)	(146,607)
Cash distributions to noncontrolling interests	(3,500)	(18)
Other, net	(990)	(2,340)

Net cash provided by (used in) financing activities	(189,966)	(149,177)

Effect of exchange rate changes on cash and cash equivalents	(884)	(223)

Net increase (decrease) in cash and cash equivalents	(155,854)	36,736
Cash and cash equivalents as of beginning of period	354,437	289,610

Cash and cash equivalents as of end of period	¥198,583	¥326,346

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥3	¥14
Cash paid during the period for:
Interest, net of amount capitalized	213	311
Income taxes	167,075	109,244

See accompanying notes to consolidated financial statements (unaudited).

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Basis of presentation:

The accompanying quarterly consolidated financial statements of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO”) were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted. Since DOCOMO’s American Depositary Shares were listed on the New York Stock Exchange in March 2002, DOCOMO has prepared its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the Securities and Exchange Commission of the United States of America.

2. Summary of significant accounting and reporting policies:

(a) Adoption of new accounting standards

Balance sheet classification of deferred taxes —

Effective April 1, 2017, DOCOMO adopted prospectively Accounting Standards Update (“ASU”) 2015-17 “Balance Sheet Classification of Deferred Taxes.” This ASU requires that all deferred tax liabilities and assets be classified as noncurrent on the consolidated balance sheet.

(b) Recently issued accounting standards

Revenue from Contracts with Customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to partially amend ASU 2014-09.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” and deferred the effective date of the ASU by one year. Consequently, the standard is expected to take effect for DOCOMO on April 1, 2018 and early adoption with original effective date for periods beginning April 1, 2017 is permitted.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required. DOCOMO has not decided on a transition method and are currently evaluating the impact of the new standard on DOCOMO’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of DOCOMO’s contractual arrangements. While DOCOMO is continuing to assess all potential impacts resulting from the application of the new standard, DOCOMO believes that the most significant impacts may include the following items:

•

The standard requires the recognition of incremental costs of obtaining and direct costs of fulfilling contracts with customers as assets. Accordingly, DOCOMO expects that part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets, which will be amortized over the estimated average period of the subscription for each service.

•

The standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Accordingly, DOCOMO expects that in relation to “docomo POINTs” and “d POINTs” which have traditionally been recorded as accrued liabilities, DOCOMO will recognize a part of the considerations for the transaction of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when the points are used for the additional good or service at a discount or when the points expire.

DOCOMO has established a team to implement the introduction of the new standard. DOCOMO is in the process of implementing changes to DOCOMO’s systems and setting up reporting processes and internal controls for the adoption of the new revenue recognition standard.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Recognition and Measurement of Financial Assets and Financial Liabilities —

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The new standard is effective for DOCOMO on April 1, 2018. DOCOMO is currently evaluating the effect of adopting the ASU.

Lease —

On February 25, 2016, the FASB issued ASU 2016-02 “Lease,” which requires all lessees to recognize the right-of-use asset and lease liability, principally. The new standard is effective for DOCOMO on April 1, 2019. DOCOMO is currently evaluating the effect of adopting the ASU.

Simplifying the Test for Goodwill Impairment —

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which eliminates Step 2 from the goodwill impairment test. Instead, the amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The amendments in this update are effective for DOCOMO on April 1, 2020. Early adoption of the standard for goodwill impairment tests with measurement dates after January 1, 2017 would also be permitted. DOCOMO is currently evaluating the effect of adopting the ASU.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

3. Equity:

(a) Dividends

The Companies Act of Japan (the “Companies Act”) provides that (i) dividends of earnings require approval at a general meeting of shareholders, (ii) interim cash dividends can be distributed upon the approval of the Board of Directors, if the articles of incorporation provide for such interim cash dividends and (iii) an amount equal to 10% of the decrease in retained earnings, as a result of a dividend payment, shall be contributed to a legal reserve that can be funded up to an amount equal to 25% of capital stock. The legal reserve is available for distribution upon approval of the shareholders.

In the general meeting of shareholders held on June 20, 2017, the shareholders approved cash dividends of ¥148,183 million or ¥40 per share, payable to shareholders of record as of March 31, 2017, which were declared by the Board of Directors on April 27, 2017. The source of such dividends was “Retained earnings.” NTT DOCOMO, INC. started paying the dividends on June 21, 2017.

(b) Issued shares and treasury stock

With regard to the acquisition of treasury stock, the Companies Act provides that (i) it can be executed according to a resolution of the general meeting of shareholders, and (ii) the acquisition of treasury stock through open market transactions can be done according to a resolution of the Board of Directors, if the articles of incorporation contain such a provision. In accordance with (ii) above, a provision in NTT DOCOMO, INC.’s articles of incorporation stipulates that NTT DOCOMO, INC. may repurchase treasury stock through open market transactions, by a resolution of the Board of Directors, for the purpose of improving capital efficiency and implementing flexible capital policies in accordance with the business environment.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

The changes in the number of issued shares and treasury stock were as follows. NTT DOCOMO, INC. has not issued shares other than shares of its common stock.

	Number of issued shares	Number of treasury stock
As of March 31, 2016	3,958,543,000	197,926,250

Acquisition of treasury stock based on the resolution of the Board of Directors	—	20,088,600
As of June 30, 2016	3,958,543,000	218,014,850

Acquisition of treasury stock based on the resolution of the Board of Directors	—	35,942,400
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	217
Retirement of treasury stock	(58,980,000)	(58,980,000)

As of March 31, 2017	3,899,563,000	194,977,467

As of June 30, 2017	3,899,563,000	194,977,467

On April 28, 2016, the Board of Directors resolved that NTT DOCOMO, INC. may acquire up to 99,132,938 outstanding shares of its common stock by way of the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (“ToSTNeT-3”) and market purchases in accordance with the discretionary dealing contract, at an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016.

Based on this resolution, NTT DOCOMO, INC. repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock for a total purchase price of ¥125,174 million by way of market purchases in accordance with the discretionary dealing contract as of December 31, 2016.

NTT DOCOMO, INC. also carried out compulsory acquisition of less-than-one-unit shares upon request for the fiscal year ended March 31, 2017.

On March 24, 2017, the Board of Directors resolved that NTT DOCOMO, INC. would retire 58,980,000 shares held as treasury stock on March 31, 2017 and the share retirement on March 31, 2017 resulted in decreases of “Retained earnings” by ¥128,997 million.

The aggregate number and price of shares repurchased for the three months ended June 30, 2016 and 2017 were as follows:

	Share/Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
Aggregate number of shares repurchased	20,088,600	—
Aggregate price of shares repurchased	¥54,641	¥—

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(c) Accumulated other comprehensive income (loss)

Changes in accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2016 and 2017 were as follows:

	Millions of yen
	Three months ended June 30, 2016
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2016	¥61,624	¥(218)	¥6,281	¥(52,799)	¥14,888

Other comprehensive income (loss) before reclassifications	(10,839)	(84)	(8,105)	(443)	(19,471)
Amounts reclassified from accumulated other comprehensive income (loss)	(982)	12	—	584	(386)

Other comprehensive income (loss)	(11,821)	(72)	(8,105)	141	(19,857)

Less: other comprehensive (income) loss attributable to noncontrolling interests	3	—	202	—	205

Balance as of June 30, 2016	¥49,806	¥(290)	¥(1,622)	¥(52,658)	¥(4,764)

	Millions of yen
	Three months ended June 30, 2017
	Unrealized holding gains (losses) on available-for-sale securities	Unrealized gains (losses) on cash flow hedges	Foreign currency translation adjustment	Pension liability adjustment	Total
Balance as of March 31, 2017	¥73,363	¥(133)	¥(6,509)	¥(42,090)	¥24,631

Other comprehensive income (loss) before reclassifications	2,628	(37)	(8,522)	(37)	(5,968)
Amounts reclassified from accumulated other comprehensive income (loss)	166	12	7,264	473	7,915

Other comprehensive income (loss)	2,794	(25)	(1,258)	436	1,947

Less: other comprehensive (income) loss attributable to noncontrolling interests	(0)	—	31	—	31

Balance as of June 30, 2017	¥76,157	¥(158)	¥(7,736)	¥(41,654)	¥26,609

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Reclassifications out of accumulated other comprehensive income (loss) to net income —

Amounts reclassified out of accumulated other comprehensive income (loss) to net income and affected line items in the consolidated statements of income for the three months ended June 30, 2016 and 2017 were as follows:

	Millions of yen
	Amounts reclassified out of accumulated other comprehensive income (loss) (*1)
	Three months ended June 30, 2016	Three months ended June 30, 2017	Affected line items in the consolidated statements of income
Unrealized holding gains (losses) on available-for-sale securities	¥1,373	¥(237)	“Other, net” of “Other income (expense)”
	60	—	“Equity in net income (losses) of affiliates”

	1,433	(237)	Pre-tax amount
	(451)	71	Tax benefit (expense)

	982	(166)	Net-of-tax amount

Unrealized gains (losses) on cash flow hedges	(17)	(17)	“Equity in net income (losses) of affiliates”

	(17)	(17)	Pre-tax amount
	5	5	Tax benefit (expense)

	(12)	(12)	Net-of-tax amount

Foreign currency translation adjustment	—	(10,926)	“Equity in net income (losses) of affiliates”

	—	(10,926)	Pre-tax amount

	—	3,662	Tax benefit (expense)

	—	(7,264)	Net-of-tax amount

Pension liability adjustment	(852)	(690)	(*2)

	(852)	(690)	Pre-tax amount
	268	217	Tax benefit (expense)

	(584)	(473)	Net-of-tax amount

Total reclassified amounts	¥386	¥(7,915)	Net-of-tax amount

(*1)	Amounts in parentheses indicate decreased effects on net income.
(*2)	Amounts reclassified out of pension liability adjustment are included in the computation of net periodic pension cost.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

4. Segment information:

DOCOMO’s chief operating decision maker (the “CODM”) is its Board of Directors. The CODM evaluates the performance and makes resource allocations of its segments based on the information provided by DOCOMO’s internal management reports.

DOCOMO has three operating segments, which consist of telecommunications business, smart life business and other businesses.

The telecommunications business includes mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband services, satellite mobile communications services, international services and the equipment sales related to these services. The smart life business includes video and music distribution, electronic books and other services offered through DOCOMO’s “dmarket” portal, as well as finance/payment services, shopping services and various other services to support our customers’ daily lives. The other businesses primarily include “Mobile Device Protection Service,” as well as the development, sales and maintenance of IT systems.

Accounting policies used to determine segment operating revenues and operating income (loss) are consistent with those used to prepare the consolidated financial statements in accordance with U.S. GAAP.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

Segment operating revenues:

	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
Telecommunications business-
External customers	¥894,659	¥924,034
Intersegment	265	282

Subtotal	894,924	924,316
Smart life business-
External customers	122,161	109,360
Intersegment	3,088	4,179

Subtotal	125,249	113,539
Other businesses-
External customers	91,850	103,302
Intersegment	2,961	3,259

Subtotal	94,811	106,561

Segment total	1,114,984	1,144,416
Elimination	(6,314)	(7,720)

Consolidated	¥1,108,670	¥1,136,696

Segment operating income (loss):
	Millions of yen
	Three months ended June 30, 2016	Three months ended June 30, 2017
Telecommunications business	¥270,410	¥241,418
Smart life business	17,203	16,666
Other businesses	11,678	20,215

Consolidated	¥299,291	¥278,299

Segment operating income (loss) is segment operating revenues less segment operating expenses.

DOCOMO does not disclose geographical information because the amounts of operating revenues generated outside Japan are immaterial.

NTT DOCOMO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

5. Contingencies:

(a) Litigation

DOCOMO is involved in litigation and claims arising in the ordinary course of business. DOCOMO believes that none of the litigation or claims outstanding, pending or threatened against DOCOMO would have a materially adverse effect on DOCOMO’s results of operations, financial position or cash flows.

(b) Guarantees

DOCOMO enters into agreements in the normal course of business that provide guarantees for counterparties. These counterparties include subscribers, related parties, foreign wireless telecommunications service providers and other business partners.

DOCOMO provides subscribers with guarantees for product defects of cellular phone handsets sold by DOCOMO, but DOCOMO is provided with similar guarantees by the handset vendors and no liabilities were recognized for these guarantees.

Though the guarantees or indemnifications provided in transactions other than those with the subscribers are different in each contract, the likelihood of almost all of the performance of these guarantees or indemnifications are remote and amount of payments DOCOMO could be claimed for is not specified in almost all of the contracts. Historically, DOCOMO has not made any significant guarantee or indemnification payments under such agreements. DOCOMO estimates the fair value of the obligations related to these agreements is not significant. Accordingly, no liabilities were recognized for these obligations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

6. Fair value measurements:

Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value according to observability. The inputs are described as follows:

Level 1—quoted prices in active markets for identical assets or liabilities

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability

Level 3—unobservable inputs for the asset or liability

DOCOMO also distinguishes assets and liabilities measured at fair value every period on a recurring basis from those measured on a nonrecurring basis in certain circumstances.

(a) Assets and liabilities measured at fair value on a recurring basis

DOCOMO’s assets and liabilities measured at fair value on a recurring basis include available-for-sale securities and derivatives.

DOCOMO’s assets and liabilities that were measured at fair value on a recurring basis at March 31, 2017 and June 30, 2017 were as follows:

	Millions of yen
	March 31, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥83,974	¥83,974	¥—	¥—
Equity securities (foreign)	95,680	95,680	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	179,659	179,659	—	—

Derivatives
Foreign exchange forward contracts	0	—	0	—

Total derivatives	0	—	0	—

Total	¥179,659	¥179,659	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,336	¥—	¥1,336	¥—
Foreign exchange forward contracts	11	—	11	—

Total derivatives	1,347	—	1,347	—

Total	¥1,347	¥—	¥1,347	¥—

There were no transfers between Level 1 and Level 2.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

	Millions of yen
	June 30, 2017
	Total	Level 1	Level 2	Level 3
Assets:
Available-for-sale securities
Equity securities (domestic)	¥84,045	¥84,045	¥—	¥—
Equity securities (foreign)	96,737	96,737	—	—
Debt securities (foreign)	5	5	—	—

Total available-for-sale securities	180,787	180,787	—	—

Derivatives
Foreign exchange forward contracts	0	—	0	—

Total derivatives	0	—	0	—

Total	¥180,787	¥180,787	¥0	¥—

Liabilities:
Derivatives
Foreign currency option contracts	¥1,074	¥—	¥1,074	¥—
Foreign exchange forward contracts	0	—	0	—

Total derivatives	1,074	—	1,074	—

Total	¥1,074	¥—	¥1,074	¥—

There were no transfers between Level 1 and Level 2.

Available-for-sale securities

Available-for-sale securities include marketable equity securities and debt securities, which are valued using quoted prices in active markets for identical assets. Therefore, these securities are classified as Level 1.

Derivatives

Derivative instruments are foreign currency option contracts and foreign exchange forward contracts, which are valued based on observable market data. Therefore, these derivatives are classified as Level 2.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis in certain circumstances.

DOCOMO may be required to measure fair value of receivables held for sale, long-lived assets, equity securities whose fair values are not readily determinable, and other assets or liabilities on a nonrecurring basis.

DOCOMO’s assets that were measured at fair value on a nonrecurring basis for the three months ended June 30, 2016 and 2017 were as follows:

	Millions of yen
	Three months ended June 30, 2016
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥461,912	¥—	¥461,912	¥—	¥(6,297)

	Millions of yen
	Three months ended June 30, 2017
	Total	Level 1	Level 2	Level 3	Gains (losses) (before taxes)
Assets:
Receivables held for sale	¥459,274	¥—	¥459,274	¥—	¥(5,526)

Receivables held for sale

Receivables held for sale are measured at the lower of cost or fair value.

Receivables held for sale are classified as Level 2. DOCOMO measures the fair value of the receivables held for sale by discounting, at LIBOR-based discount rates, estimated future cash flows while taking into account factors such as default probabilities and loss severity of similar trade receivables.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) - (Continued)

7. Subsequent event:

There were no significant subsequent events to be disclosed.